

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 13, 2022

Jeffrey S. Hackman
President and Chief Executive Officer
Comera Life Sciences Holdings, Inc.
12 Gill Street
Suite 4650
Woburn, MA 01801

      Re: Comera Life Sciences Holdings, Inc.
           Registration Statement on Form S-1
           Filed September 6, 2022
           File No. 333-267283

Dear Mr. Hackman:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Margaret Schwartz at 202-551-7153 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Life Sciences

cc: Ryan Rourke Reed, Esq.